Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2017 and 2016

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements:

Balance Sheets	2

Statements of Income and Changes in Members' Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5 - 12

INDEPENDENT AUDITORS' REPORT
The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC (a Georgia limited liability company), which comprise the balance sheets as of December 31, 2017 and 2016, the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ LBMC, PC

Chattanooga, Tennessee
February 14, 2018

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2017 and 2016

Assets
Current assets:	2017	2016
Cash	$6,873,507	$4,797,808
Accounts receivable, net of allowance for doubtful accounts	4,672,310	2,798,784
Net investment in direct financing leases, current	930,618	723,472
Inventory	3,210,676	2,819,925
Prepaid expenses	363,727	295,416
Restricted cash	3,609,170	2,884,260

Total current assets	19,660,008	14,319,665

Net investment in direct financing leases, excluding current portion	-	1,691,983
Property and equipment, net	183,258,334	143,883,423
Other assets	646,494	506,032

Total assets	$203,564,836	$160,401,103

Liabilities and Members' Equity
Current liabilities:
Trade accounts payable	$2,427,489	$382,025
Accounts payable to related party	8,647,356	3,668,411
Current portion of long‑term debt	37,104,925	25,982,642
Accrued liabilities	5,801,457	4,732,576

Total current liabilities	53,981,227	34,765,654

Long‑term debt, excluding current maturities	115,407,966	94,413,444
Deferred income taxes	1,726,722	1,726,722

Total liabilities	171,115,915	130,905,820

Members' equity	32,448,921	29,495,283

Total liabilities and members' equity	$203,564,836	$160,401,103

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Members' Equity

Years ended December 31, 2017 and 2016

	2017	2016

Sales and lease revenue	$84,865,141	$94,431,994

Operating costs and expenses:
Cost of sales	37,342,707	55,398,764
Depreciation	29,165,485	21,103,637
Administrative and selling expenses	5,962,641	5,600,195
(Gain) loss on disposals of property and equipment	(229,397)	985,585
Other operating expenses, net	626,882	387,172

Total operating costs and expenses	72,868,318	83,475,353

Operating income	11,996,823	10,956,641

Interest expense, net	5,043,185	4,444,149

Income before income taxes	6,953,638	6,512,492

Income taxes benefit	-	(85,403)

Net income	6,953,638	6,597,895

Distributions paid	(4,000,000)	(3,000,000)
Members' equity at beginning of year	29,495,283	25,897,388

Members' equity at end of year	$32,448,921	$29,495,283

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

Years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:
Net income	$6,953,638	$6,597,895
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	29,165,485	21,103,637
Bad debt expense	292,620	252,262
(Gain) loss on disposals of property and equipment	(229,397)	985,585
Other	-	(15,081)

Changes in operating assets and liabilities:
Accounts receivable	(2,166,146)	(1,221,001)
Inventory	(390,751)	3,009,175
Prepaid expenses	(68,311)	(46,602)
Restricted cash	(724,910)	(934,260)
Accounts payable	7,024,409	(1,434,050)
Accrued liabilities	1,068,881	1,463,195

Net cash provided by operating activities	40,925,518	29,760,755

Cash flows from investing activities:
Purchases of property and equipment	(79,719,226)	(48,988,990)
Collections on direct financing leases	1,149,917	1,656,746
Proceeds from disposals of property and equipment	11,743,147	7,662,619
Other	(140,462)	(276,037)

Net cash used in investing activities	(66,966,624)	(39,945,662)

Cash flows from financing activities:
Proceeds from line of credit	4,000,000	1,998,130
Payments of line of credit	(4,000,000)	(1,998,130)
Proceeds from long‑term debt	69,063,355	66,503,324
Payments of long‑term debt	(36,946,550)	(49,765,936)
Distributions to members	(4,000,000)	(3,000,000)

Net cash provided by financing activities	28,116,805	13,737,388

Change in cash	2,075,699	3,552,481

Cash at beginning of year	4,797,808	1,245,327

Cash at end of year	$6,873,507	$4,797,808

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the state of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling previously owned over‑the‑road tractors and tractor‑trailers, and leasing new and previously owned over‑the‑road tractors and tractor‑trailers, to commercial trucking firms, owner‑operators, and others.

Covenant Transportation Group, Inc. ("Covenant") owns a 49% interest in the equity of the Company, and the remaining 51% equity interest is owned by the original members.

(2)	Summary of significant accounting policies

(a)	Accounts receivable and credit policies

Accounts receivable primarily represent monthly payments due from customers under operating and direct financing leases.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected.  The allowance is estimated based on management's knowledge of its customers, historical loss experience, and existing economic conditions.

(b)	Inventory

                   Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(c)	Restricted cash

                   Restricted cash consists of amounts collected from lessees and held in escrow for lessee equipment maintenance.

(d)	Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight‑line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight‑line method.  Certain assets are held for lease, and are not depreciated unless under lease.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment,  is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016
(e)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.

(f)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.

Revenue from lease and rental agreements is recognized based on the classification of the arrangement, as either an operating or direct financing lease. Revenue from rental payments received on operating leases is recognized on a straight‑line basis over the term of the lease.  Revenues from direct financing leases are recognized using the effective interest method, which provides a constant periodic rate of return on the outstanding investment on the lease.  A direct financing lease receivable is considered impaired, based on current information and events, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the lease.  Lease and rental revenues were approximately 53% and 38% of total revenues for the years ended December 31, 2017 and 2016, respectively.

(g)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(h)	Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2017, and February 14, 2018, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lessee using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  Sales to the largest customer accounted for an aggregate of $11,271,900, or 12% of total revenues, during 2016.  There were no such concentrations during 2017.

The Company purchases equipment from a member, as well as unrelated companies.  During 2017, less than 1% of equipment purchases were from a member, and purchases from four unrelated suppliers represented 60% of total equipment purchases.  During 2016, less than 1% of equipment purchases were from a member, and purchases from two unrelated suppliers represented 41% of total equipment purchases.

Substantially all direct financing leases are guaranteed by subsidiaries of an unrelated entity.  Revenue from these leases totaled $165,548 and $1,656,623 during 2017 and 2016, respectively.

(4)	Accounts receivable

A summary of  accounts receivable as of December 31, 2017 and 2016, is as follows:

	2017	2016

Trade receivables	$4,672,310	$2,814,360
Less allowance for doubtful accounts	-	15,576

	$4,672,310	$2,798,784

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016
(5)	Net investment in direct financing leases

Investment in direct financing leases as of December 31, 2017 and 2016, consisted of the following:

	2017	2016

Total minimum lease payments to be received	$498,019	$1,807,130
Estimated residual values	463,519	1,006,521
Less unearned income	(30,920)	(398,196)

Net investment in direct financing leases	930,618	2,415,455

Less: current portion	(930,618)	(723,472)

Net investment in direct financing leases, excluding current portion	$-	$1,691,983

All future minimum lease payments from direct financing leases at December 31, 2017, are due in 2018.

(6)	Operating leases

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2017, are as follows:

Year	Amount

2018	$45,414,094
2019	35,987,972
2020	21,724,530
2021	10,197,235
2022	1,696,013

$115,019,844

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(7)	Property and equipment

A summary of property and equipment as of December 31, 2017 and 2016, is as follows:

	2017	2016
Assets subject to operating leases:
Tractors	$149,550,381	$109,046,757
Trailers	76,472,128	57,795,652

	226,022,509	166,842,409
Accumulated depreciation	(51,326,492)	(33,239,074)

	174,696,017	133,603,335

Other equipment	235,920	292,013
Accumulated depreciation	(114,501)	(138,532)

	121,419	153,481

Assets held for lease	8,440,898	10,126,607

	$183,258,334	$143,883,423

(8)	Accrued liabilities

          A summary of accrued liabilities as of December 31, 2017 and 2016, is as follows:

	2017	2016

Maintenance escrow	$3,498,391	$2,837,863
Security deposits	1,788,843	1,389,352
Other	347,499	384,477
Accrued interest	166,724	120,884

	$5,801,457	$4,732,576

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(9)	Long‑term debt

A summary of long‑term debt as of December 31, 2017 and 2016, is as follows:

	2017	2016

Revenue equipment installment notes; weighted average interest rate of 3.75% and 3.69% at December 31, 2017 and 2016, respectively; due in monthly installments with final maturities at various dates ranging from January 2018 to December 2021; collateralized by tractors and trailers.	$152,512,891	$120,396,086

Less current installments	(37,104,925)	(25,982,642)

Long‑term debt, excluding current installments	$115,407,966	$94,413,444

A summary of future maturities of long‑term debt as of December 31, 2017, is as follows:

Year	Installment Payments	Balloon Payments	Total

2018	$27,072,603	$10,032,322	$37,104,925
2019	23,453,882	24,117,806	47,571,688
2020	14,013,098	19,767,534	33,780,632
2021	6,487,210	27,568,436	34,055,646

	$71,026,793	$81,486,098	$152,512,891

At December 31, 2017 and 2016, the Company maintained the following bank lines of credit:

$2,000,000 facility with Capital Bank & Trust:  Interest was payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus .75% or 4.50% at December 31, 2016.  Advances under the line of credit were collateralized by equipment and guaranteed by a member. This line matured on April 19, 2017.  Advances outstanding at December 31, 2016, were $0.

$9,000,000 facility with Atlantic Capital Bank:  Interest is payable monthly at a variable rate equal to one month London Interbank Offered Rate plus 2.375%, which was 3.93% at December 31, 2017. Advances under the line of credit are collateralized by equipment. This line matures on July 6, 2018.  Advances outstanding at December 31, 2017, were $0.

The Company is subject to certain financial covenants, which among other things, require the Company to maintain certain debt service coverage ratios.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(10)	Income taxes

State income taxes during 2017 and 2016 reflect deferred income taxes.  The actual income tax amounts differ from the expected income tax expense due to changes in state apportionment factors, which generally offset changes in temporary differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.  The deferred income tax liabilities of $1,726,722 for both December 31, 2017 and 2016, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

State net operating loss carryforwards of the Company approximate $30,740,075 at December 31, 2017, and are generally available for state tax purposes through 2028.

(11)	Contingent liabilities

The Company is sometimes a party to litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency is probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees to maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(12)	Other commitments

The Company had commitments outstanding at December 31, 2017, to acquire revenue equipment totaling approximately $21,200,000 in 2018. These commitments are cancelable upon stated notice periods, subject to certain adjustments in the underlying obligations and benefits. These purchase commitments are expected to be financed by long‑term debt, proceeds from sales of existing equipment, and/or cash flows from operations.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(13)	Related party transactions

The Company engaged in the following transactions with a member during the years ended December 31, 2017 and 2016, respectively:

·	Purchases of previously owned equipment amounting to $228,000 and $352,000, respectively.

·	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $5,853,195 and $4,967,085, respectively.

·	Receipt of lease payments for use of equipment amounting to $504,542 and $102,355, respectively.

At December 31, 2017 and 2016, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $8,647,356 and $3,668,411, respectively. Accounts receivable from a member totaled $79,250 and $240,325 at December 31, 2017 and 2016, respectively.

(14)	Supplemental disclosures of cash flow statement information

	2017	2016

Interest paid	$4,996,868	$4,427,638

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